SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 ________________________
SCHEDULE 13D/A (Amendment No. 6)
Under the Securities Exchange Act of 1934
________________________
IQVIA HOLDINGS INC.
(Name of Issuer)
Common Stock, $0.01 par value per share	46266C105
(Title of class of securities)	(CUSIP number)
Patrice Walch-Watson Canada Pension Plan Investment Board One Queen Street East, Suite 2500 Toronto, ON M5C 2W5 Canada Tel: (416) 868-1171
(Name, address and telephone number of person authorized to receive notices and communications)
December 4, 2018
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No. 46266C105	SCHEDULE 13D	Page 2 of 9 Pages

1		NAMES OF REPORTING PERSONS Canada Pension Plan Investment Board
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,569,600
	8	SHARED VOTING POWER 4,342,572
	9	SOLE DISPOSITIVE POWER 1,569,600
	10	SHARED DISPOSITIVE POWER 4,342,572
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,912,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%(1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Based on a total of 198,046,221 shares of Common Stock of the issuer (being 200,046,221 shares of Common Stock of the issuer outstanding as of November 20, 2018, less 2,000,000 shares of Common Stock repurchased by the issuer, as reported in the prospectus supplement filed by the issuer with the Securities and Exchange Commission on December 3, 2018).

CUSIP No. 46266C105	SCHEDULE 13D	Page 3 of 9 Pages

1		NAMES OF REPORTING PERSONS CPP Investment Board Private Holdings, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,335,972
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,335,972
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,335,972
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(2) Based on a total of 198,046,221 shares of Common Stock of the issuer (being 200,046,221 shares of Common Stock of the issuer outstanding as of November 20, 2018, less 2,000,000 shares of Common Stock repurchased by the issuer, as reported in the prospectus supplement filed by the issuer with the Securities and Exchange Commission on December 3, 2018).

CUSIP No. 46266C105	SCHEDULE 13D	Page 4 of 9 Pages

Explanatory Note

This Amendment No. 6 (this “Amendment No. 6”) to Schedule 13D amends the information provided in the Schedule 13D filed with the Securities and Exchange Commission by Canada Pension Plan Investment Board and CPP Investment Board Private Holdings, Inc. (together, the “Reporting Persons”) on October 13, 2016 (the “Original Schedule 13D”), as amended on June 6, 2017, August 30, 2017, September 21, 2017, December 4, 2017, and June 19, 2018 (as so amended, the “Statement”).

This Amendment No. 6 is being filed to reflect the sale of certain shares (the “Common Shares”) of common stock, par value $0.01 per share, of IQVIA Holdings Inc., a Delaware corporation (the “Issuer”) by Canada Pension Plan Investment Board (“CPPIB”) through its wholly owned subsidiaries, CPP Investment Board Private Holdings Inc. (“PHI”), CPP Investment Board (USRE III) Inc. (“USRE III”) and CPP Investment Board Private Holdings (3) Inc. (“PHI3” and, collectively with PHI and USRE III, the “Sellers”). Such sale was made in connection with an underwritten secondary offering pursuant to a prospectus supplement filed by the Issuer on November 29, 2018 (the “Offering”).

Unless otherwise indicated, all references to “$” in this Schedule 13D are to U.S. dollars.

Information reported in the Statement remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 6.

Item 2.	Identity and Background

The last paragraph of Item 2 of the Statement is hereby amended and replaced with the following, and Schedule I of the Statement is hereby amended and replaced with Schedule I attached hereto:

In accordance with the provisions of General Instruction C to Schedule 13D, with respect to each Reporting Person, information concerning the name, business address, principal occupation and citizenship of its general partners, executive officers and board of directors and each person controlling such Reporting Person (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D, is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule I has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby supplemented as follows:

In connection with the Offering, the Sellers agreed to sell an aggregate of 1,582,194 Common Shares (consisting of 1,541,216 shares owned by PHI, 24,587 shares owned by USRE III and 16,391 shares owned by PHI3), at a price of $123.72 per Common Share for an aggregate purchase price of $195,749,041.68 pursuant to that certain Underwriting Agreement, dated as of November 29, 2018 among the Issuer, Goldman Sachs & Co. LLC, the Sellers and certain other selling stockholders of the Issuer. The Offering closed on December 4, 2018.

In connection with the Offering, and as required under the Underwriting Agreement, the each Seller entered into a lock-up letter agreement with Goldman Sachs & Co. LLC, dated November 29, 2018 (each, a “Lock-Up Agreement”). Pursuant to the Lock-Up Agreements, the Sellers agreed that, with limited exceptions, they will not, without the prior written consent of the underwriter, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Common Shares, or any securities convertible into or exercisable or exchangeable for Common Shares, beneficially owned (as such term is used in Rule 13d-3 under the Exchange Act) by it or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares (regardless of whether any of these transactions described in clause (i) or (ii) above are to be settled by the delivery of Common Shares or such other securities, in cash or otherwise) or (iii) make any demand for or exercise any right with respect to the registration of any Common Shares or any security convertible into or exercisable for Common Shares.

CUSIP No. 46266C105	SCHEDULE 13D	Page 5 of 9 Pages

The foregoing summary of the Underwriting Agreement and the Lock-Up Agreements are qualified, respectively, by reference to the actual text of the Underwriting Agreement and the Lock-Up Agreements. A copy of the Underwriting Agreement is filed as Exhibit 99.11 hereto and is hereby incorporated by reference in its entirety in response to this Item 4. A copy of the form of Lock-Up Agreement is filed as Exhibit 99.12 hereto and is hereby incorporated by reference in its entirety in response to this Item 4.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(b) of Schedule 13D are hereby amended and replaced in their entirety as follows:

(a)-(b)	See items 7 to 11 and 13 on pages 2 and 3 of this Schedule 13D.

CPPIB beneficially owns 5,912,172 Common Shares, representing approximately 3.0% of the outstanding Common Shares. PHI beneficially owns 4,335,972 Common Shares, representing approximately 2.2% of the outstanding Common Shares. Neither USRE III nor PHI3 owns any Common Shares as a result of the Offering. Such percentages are calculated based on a total of 198,046,221 shares of Common Stock of the issuer (being 200,046,221 shares of Common Stock of the issuer outstanding as of November 20, 2018, less 2,000,000 shares of Common Stock repurchased by the issuer, as reported in the prospectus supplement filed by the issuer with the Securities and Exchange Commission on December 3, 2018).]

PHI directly owns 4,335,972 Common Shares and CPPIB is an indirect beneficial owner of such Common Shares owned by PHI. PHI and CPPIB have shared voting power and shared dispositive power with respect to such 4,335,972 Common Shares.

In addition, CPPIB directly owns 1,569,600 Common Shares, with respect to which it has sole voting power and sole dispositive power, and indirectly owns 6,600 Common Shares through CPPIB MAP Cayman SPC, a wholly-owned subsidiary of CPPIB, with respect to which it has shared voting power and shared dispositive power. The 6,600 Common Shares directly owned by CPPIB MAP Cayman SPC are subject to investment management agreements with an unaffiliated investment manager who may be deemed to have direct voting and investment power and dispositive power with respect to such shares.

As a result of the Shareholders Agreement, the Reporting Persons may be deemed to be members of a group (the “Group”) holding over 10% of the outstanding Common Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of any of the Issuer’s securities owned by any member of the Group, other than the securities covered by this Schedule 13D, as listed in items 7-11 on pages 2 and 3 of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby supplemented as follows:

The information set forth in Item 4 above is hereby incorporated by reference in response to this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.11 Underwriting Agreement, dated November 29, 2018 (incorporated by reference to Exhibit 1.1 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on December 4, 2018)

Exhibit 99.12 Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on December 4, 2018)

CUSIP No. 46266C105	SCHEDULE 13D	Page 6 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2018

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ Patrice Walch-Watson
	Name:	Patrice Walch-Watson
	Title:	Senior Managing Director, General Counsel & Corporate Secretary

CPP INVESTMENT BOARD PRIVATE HOLDINGS, INC.

By:	/s/ Ryan Barry
	Name:	Ryan Barry
	Title:	Director and Secretary

CUSIP No. 46266C105	SCHEDULE 13D	Page 7 of 9 Pages

SCHEDULE I

Directors of CPPIB

Heather Munroe-Blum

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Sylvia Chrominska

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Ashleigh Everett

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Executive, Royal Canadian Securities Limited

Citizenship: Canada

Tahira Hassan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada, Pakistan

John Montalbano

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Chuck Magro

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Executive, Nutrien Ltd

Citizenship: Canada

Mary Phibbs

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Great Britain, Australia

Karen Sheriff

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada, United States

Jackson Tai

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: United States

Kathleen Taylor

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

CUSIP No. 46266C105	SCHEDULE 13D	Page 8 of 9 Pages

Jo Mark Zurel

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Executive Officers of CPPIB

Mark Machin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President & Chief Executive Officer

Citizenship: Great Britain

Neil Beaumont

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Financial and Risk Officer

Citizenship: Canada

Alain Carrier

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of International, Head of Europe

Citizenship: Canada and Great Britain

Edwin D. Cass

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Real Assets

Citizenship: Canada

Shane Feeney

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Private Equity

Citizenship: Canada

John Graham

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Credit Investments

Citizenship: Canada and Great Britain

Suyi Kim

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of Asia Pacific, CPPIB

Citizenship: South Korea

Michel Leduc

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Affairs and Communications

Citizenship: Canada

Deborah Orida

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Active Equities

Citizenship: Canada

CUSIP No. 46266C105	SCHEDULE 13D	Page 9 of 9 Pages

Geoffrey Rubin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Investment Strategist

Citizenship: United States

Kelly Shen

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Technology and Data Officer

Citizenship: United States

Mary Sullivan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Talent Officer

Citizenship: Canada

Patrice Walch-Watson

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, General Counsel & Corporate Secretary

Citizenship: Canada

Poul Winslow

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Capital Markets and Factor Investing

Citizenship: Denmark

Directors of PHI

Ryan Barry

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Legal, CPPIB

Citizenship: Canada

Kristina Fanjoy

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Corporate Finance and Tax, CPPIB

Citizenship: Canada

Officers of PHI

Mark Machin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President & Chief Executive Officer, CPPIB

Citizenship: Great Britain

Kristina Fanjoy

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Corporate Finance and Tax, CPPIB

Citizenship: Canada

Ryan Barry

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Legal, CPPIB

Citizenship: Canada